(LETTERHEAD)
Via U.S. Mail and fax to 202-772-9208
September 28, 2007
Mr. Kevin W. Vaughn
Branch Chief
Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
     Re: Sterling Bancorp — File No. 001-05273
Dear Mr. Vaughn:
     This is in response to your letter, dated September 19, 2007, regarding staff comments on the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended June 30, 2007. For your convenience, we have reproduced in boldface type the specific comments included in your letter.
Form 10-K
Loan portfolio, page 26
1.	Please revise, here and in similar disclosures elsewhere in your filing, to separately present the balances attributable to your receivable factoring business.
     Response: The Company will include this requested revision in future filings on Form 10-K and Form 10-Q, commencing with our quarterly report on Form 10-Q for the quarter ending September 30, 2007.
Form 10-Q for June 30, 2007
2.	Please revise to include the disclosures required by Item IV.A of Industry Guide 3 for each quarterly period presented.

Mr. Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
September 28, 2007

     Response: The Company will include this requested revision in future quarterly reports on Form 10-Q, commencing with our report on Form 10-Q for the quarter ending September 30, 2007.
*  *  *  *
     In connection with our responses to your comments on the Company’s filing, the Company acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding our responses to your comments or have any additional comments, please do not hesitate to call me at 212-757-8035.

Very truly yours,

STERLING BANCORP

		By	/s/ John W. Tietjen

John W. Tietjen
Executive Vice President and Chief Financial Officer
cc:	Mr. Paul V. Jensen, Jr.
(KPMG LLP)

Daniel Dunson, Esq.
(Sullivan & Cromwell LLP)